Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, August 5, 2019 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter Highlights

•	Total revenues were US$475 million[1], down 2% year-over-year and up 10% quarter-over-quarter.

•	Brand advertising revenues were US$44 million, down 29% year-over-year and up 2% quarter-over-quarter.

•	Search and search related advertising revenues[2] were US$276 million, up 2% year-over-year and 18% quarter-over-quarter.

•	Online game revenues were US$102 million, up 8% year-over-year and 3% quarter-over-quarter.

•	Operating loss for Sohu Video was US$23 million, compared with a loss of US$35 million in the second quarter of 2018.

•	GAAP net loss attributable to Sohu.com Limited was US$53 million, compared with a net loss of US$48 million in the second quarter of 2018.

•

Non-GAAP net loss attributable to Sohu.com Limited was US$50 million. Excluding a charge for impairment of assets recognized by Changyou in the second quarter of 2019 related to the cinema advertising business, Non-GAAP net loss attributable to Sohu.com Limited was US$38 million, compared with a net loss of US$49 million in the second quarter of 2018.

•

Excluding the profit/loss generated by Sogou and Changyou, the Non-GAAP net loss attributable to Sohu.com Limited was US$68 million, compared with a net loss of US$80 million in the second quarter of 2018.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “Under the current challenging macroeconomic environment, our total revenues stayed largely in-line with our prior guidance. Our bottom line performance, excluding the charge for impairment of assets recognized by Changyou related to its cinema advertising business, met the high-end of our prior guidance. This was mainly driven by the continued cost savings that we were able to achieve at Sohu Video, and the solid performance of our online game business. Sohu Media is making a comeback and living up to its reputation as a top tier media platform. We have been hosting high-quality events, generating and distributing premium content, and strengthening our core competitiveness and credibility among media brands. Meanwhile, Sohu Video continues to provide users with unique, high-quality dramas and shows. We have seen the positive effects of this differential development strategy and stable improvements in monetization at both Sohu Media and Sohu Video. We hope to see further progress in the coming quarters. In the second quarter of 2019, Sogou achieved steady growth in its core search business while Sogou Mobile Keyboard further expanded its user base and contributed a larger portion to total revenues. As for Changyou, both its revenue and profit exceeded expectations, excluding the aforementioned charge for impairment. Changyou is demonstrating a stable profitability while developing more games to provide a diversified product portfolio.”

Second Quarter Financial Results

Revenues

Total revenues for the second quarter of 2019 were US$475 million, down 2% year-over-year and up 10% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the second quarter of 2019 were US$320 million, down 4% year-over-year and up 15% quarter-over-quarter.

Brand advertising revenues for the second quarter of 2019 totaled US$44 million, down 29% year-over-year and up 2% quarter-over-quarter. The year-over-year decrease was mainly due to decreases in portal and video advertising revenues.

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2019 had been the same as it was in the second quarter of 2018, or RMB6.38=US$1.00, US$ total revenues in the second quarter of 2019 would have been US$507 million, or US$32 million more than GAAP total revenues, and up 4% year-over-year.

[2]	Search and Search related advertising revenues exclude intra-Group transactions.

Search and search-related advertising revenues for the second quarter of 2019 were US$276 million, up 2% year-over-year and 18% quarter-over-quarter.

Online game revenues for the second quarter of 2019 were US$102 million, up 8% year-over-year and 3% quarter-over-quarter. The year-over-year increase was due to the improved performance of some of the Changyou’s older games as a result of some promotional activities during the quarter.

Gross Margin

Both GAAP and non-GAAP3 gross margin was 43% for the second quarter of 2019, compared with 44% in the second quarter of 2018 and 40% in the first quarter of 2019.

Both GAAP and non-GAAP gross margin for the online advertising business for the second quarter of 2019 was 33%, compared with 35% in the second quarter of 2018 and 23% in the first quarter of 2019.

GAAP gross margin for the brand advertising business in the second quarter of 2019 was 29%, compared with 23% in the second quarter of 2018 and 20% in the first quarter of 2019. Non-GAAP gross margin for the brand advertising business was 28%, compared with 23% in the second quarter of 2018 and 20% in the first quarter of 2019. The margin improvement was mainly due to decreased video content cost.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the second quarter of 2019 was 34%, compared with 38% in the second quarter of 2018 and 24% in the first quarter of 2019. The year-over-year decrease primarily resulted from the growth of traffic acquisition cost outpacing revenue growth. The quarter-over-quarter increase was primarily due to seasonal factors.

Both GAAP and non-GAAP gross margin for online games in the second quarter of 2019 was 82%, compared with 85% in the second quarter of 2018 and 86% in the first quarter of 2019.

Operating Expenses

For the second quarter of 2019, GAAP operating expenses totaled US$242 million, down 1% year-over-year and up 12% quarter-over-quarter. Non-GAAP operating expenses were US$238 million, down 2% year-over-year and up 11% quarter-over-quarter. The quarter-over-quarter increase in operating expenses was mainly due to a charge for impairment of assets of US$17 million related to Changyou’s cinema advertising business.

Operating Loss

GAAP operating loss for the second quarter of 2019 was US$38 million, compared with an operating loss of US$32 million in the second quarter of 2018 and an operating loss of US$46 million in the first quarter of 2019.

Non-GAAP operating loss for the second quarter of 2019 was US$34 million, compared with an operating loss of US$31 million in the second quarter of 2018 and an operating loss of US$44 million in the first quarter of 2019.

Income Tax Expense

GAAP income tax expense was US$4 million for the second quarter of 2019, compared with income tax expense of US$6 million in the second quarter of 2018 and income tax expense of US$11 million in the first quarter of 2019. Non-GAAP income tax expense was US$2 million for the second quarter of 2019, compared with income tax expense of US$6 million in the second quarter of 2018 and income tax expense of US$9 million in the first quarter of 2019. Income tax expense in the second quarter of 2019 included a tax benefit from Sogou’s tax filing adjustment of income tax expense previously recognized, which was due to a reduction in taxable income related to Chinese government initiatives to encourage investment in R&D.

[3]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Net Loss

GAAP net loss attributable to Sohu.com Limited for the second quarter of 2019 was US$53 million, or US$1.35 loss per fully-diluted ADS, compared with a net loss of US$48 million in the second quarter of 2018 and a net loss of US$57 million in the first quarter of 2019. Non-GAAP net loss attributable to Sohu.com Limited for the second quarter of 2019 was US$50 million, or US$1.27 loss per fully-diluted ADS, compared with a net loss of US$49 million in the second quarter of 2018 and a net loss of US$55 million in the first quarter of 2019.

Liquidity

As of June 30, 2019, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.56 billion, compared with US$1.73 billion as of December 31, 2018.

Recent Development

Sogou today announced that on August 3, 2019, its Board of Directors authorized a share repurchase program of up to US$50 million of the outstanding American depositary shares, or ADSs, of Sogou over the next twelve months. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sogou’s management will determine the timing and amount of any purchases of Sogou ADSs based on their evaluation of market conditions, the trading price of Sogou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time. Sogou plans to fund repurchases from its existing cash balance.

Business Outlook

For the third quarter of 2019, Sohu estimates:

•	Total revenues to be between US$445 million and US$470 million.

•	Brand advertising revenues to be between US$45 million and US$50 million; this implies an annual decrease of 12% to 21% and a sequential increase of 2% to 14%.

•	Sogou revenues to be between US$304 million and US$314 million; this implies an annual increase of 10% to 14% and a sequential increase of nil to 3%.

•	Online game revenues to be between US$80 million and US$90 million; this implies an annual decrease of 6% to 17 % and a sequential decrease of 12% to 22%.

•

Non-GAAP net loss attributable to Sohu.com Limited. to be between US$22 million and US$32 million, and non-GAAP loss per fully-diluted ADS to be between US$0.55 and US$0.80. GAAP net loss attributable to Sohu.com Limited to be between US$25 million and US$35 million, and GAAP loss per fully-diluted ADS to be between US$0.65 and US$0.90.

•

Excluding the profit/loss generated by Sogou and Changyou, Non-GAAP net loss attributable to Sohu.com Limited. to be between US$50 million and US$55 million, GAAP net loss attributable to Sohu.com Limited to be between US$53million and US$58 million.

For the third quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.90=US$1.00, as compared with the actual exchange rate of approximately RMB6.80=US$1.00 for the third quarter of 2018, and RMB6.81=US$1.00 for the second quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognize in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, August 5, 2019 (8:30 p.m. Beijing/Hong Kong time, August 5, 2019) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on August 5 through August 12, 2019. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	8053369

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
Revenues:
Online advertising
Brand advertising	$43,944	$42,981	$61,511
Search and search-related advertising	275,942	234,130	270,359

Subtotal	319,886	277,111	331,870

Online games	102,147	99,054	94,250
Others	52,725	55,215	59,894

Total revenues	474,758	431,380	486,014

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $-22, $38, and $-2, respectively)	31,419	34,305	47,319
Search and search-related (includes stock-based compensation expense of $127, $$27, and $263 respectively)	182,593	178,824	168,126

Subtotal	214,012	213,129	215,445

Online games (includes stock-based compensation expense of $-17, $0, and $-23, respectively)	18,163	14,362	14,461
Others	38,309	32,734	44,346

Total cost of revenues	270,484	260,225	274,252

Gross profit	204,274	171,155	211,762

Operating expenses:
Product development (includes stock-based compensation expense of $3,587, $1,019, and $2,136, respectively)	109,048	100,434	113,843
Sales and marketing (includes stock-based compensation expense of $1,355, $120, and $77, respectively)	93,679	85,454	102,138
General and administrative (includes stock-based compensation expense of $-572, $911, and $-1,260, respectively)	39,666	23,833	27,982
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	7,245	—

Total operating expenses	242,393	216,966	243,963

Operating loss	(38,119)	(45,811)	(32,201)

Other income	5,693	14,215	9,991
Interest income	3,290	3,795	5,156
Interest expense	(3,737)	(5,501)	(3,004)
Exchange difference	3,552	(2,662)	10,774 [4]

Loss before income tax expense	(29,321)	(35,964)	(9,284)

Income tax expense	4,054	11,208	5,891

Net loss	(33,375)	(47,172)	(15,175)

Less: Net income attributable to the noncontrolling interest shareholders	19,518	9,257	32,463

Net loss attributable to Sohu.com Limited	(52,893)	(56,429)	(47,638)

Basic net loss per ADS attributable to Sohu.com Limited	$(1.35)	$(1.44)	$(1.22)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,244	39,236	38,927

Diluted net loss per ADS attributable to Sohu.com Limited	$(1.35)	$(1.44)	$(1.23)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,244	39,236	38,927

[4]	The exchange gain in the second quarter of 2018 primarily resulted from depreciation of the RMB against the USD.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$375,190	$819,713
Restricted cash	5,462	5,974
Short-term investments	1,323,096	1,041,395
Accounts receivable, net	177,010	242,361
Prepaid and other current assets	191,462	207,117

Total current assets	2,072,220	2,316,560

Long-term investments	123,434	108,356
Fixed assets, net	485,473	504,998
Goodwill	53,228	53,263
Intangible assets, net	13,644	24,118
Restricted time deposits	240	244,179
Prepaid non-current assets	2,479	3,107
Other assets[5]	70,598	43,928

Total assets	$2,821,316	$3,298,509

LIABILITIES
Current liabilities:
Accounts payable	$345,189	$295,954
Accrued liabilities	260,990	301,915
Receipts in advance and deferred revenue	123,023	124,782
Accrued salary and benefits	102,981	112,898
Taxes payable	97,192	93,569
Short-term bank loans	140,220	129,677
Other short-term liabilities[5]	132,041	124,085

Total current liabilities	$1,201,636	$1,182,880

Long-term accounts payable	751	752
Long-term Bank Loans	29,092	302,323
Long-term tax liabilities	266,554	259,603
Other long-term liabilities[5]	10,858	—

Total long-term liabilities	$307,255	$562,678

Total liabilities	$1,508,891	$1,745,558

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	476,147	588,840
Noncontrolling Interest	836,278	964,111

Total shareholders’ equity	$1,312,425	$1,552,951

Total liabilities and shareholders’ equity	$2,821,316	$3,298,509

[5]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately $23 million in other assets, and a lease liability of approximately $11 million and $11 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of June 30, 2019.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2019					Three Months Ended Mar. 31, 2019					Three Months Ended Jun. 30, 2018
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(22)	(a	)			38	(a	)			(2)	(a	)

Brand advertising gross profit	$12,525	$(22)			$12,503	$8,676	$38			$8,714	$14,192	$(2)			$14,190

Brand advertising gross margin	29%				28%	20%				20%	23%				23%

		127	(a	)			27	(a	)			263	(a	)

Search and search-related advertising gross profit	$93,349	$127			$93,476	$55,306	$27			$55,333	$102,233	$263			$102,496

Search and search-related advertising gross margin	34%				34%	24%				24%	38%				38%

		105	(a	)			65	(a	)			261	(a	)

Online advertising gross profit	$105,874	$105			$105,979	$63,982	$65			$64,047	$116,425	$261			$116,686

Online advertising gross margin	33%				33%	23%				23%	35%				35%

		(17)	(a	)			—	(a	)			(23)	(a	)

Online games gross profit	$83,984	$(17)			$83,967	$84,692	$—			$84,692	$79,789	$(23)			$79,766

Online games gross margin	82%				82%	86%				86%	85%				85%

Others gross profit	$14,416	$—	(a	)	$14,416	$22,481	$—	(a	)	$22,481	$15,548	$—	(a	)	$15,548

Others gross margin	27%				27%	41%				41%	26%				26%

		88	(a	)			65	(a	)			238	(a	)

Gross profit	$204,274	$88			$204,362	$171,155	$65			$171,220	$211,762	$238			$212,000

Gross margin	43%				43%	40%				40%	44%				44%

Operating expenses	$242,393	$(4,370)	(a	)	$238,023	$216,966	$(2,050)	(a	)	$214,916	$243,963	$(953)	(a	)	$243,010

		4,458	(a	)			2,115	(a	)			1,191	(a	)

Operating loss	$(38,119)	$4,458			$(33,661)	$(45,811)	$2,115			$(43,696)	$(32,201)	$1,191			$(31,010)

Operating margin	-8%				-7%	-11%				-10%	-7%				-6%

Income tax expense	$(4,054)	$1,566	(c,d	)	$(2,488)	$(11,208)	$1,778	(c,d	)	$(9,430)	$(5,891)	$165			$(5,726)

		4,458	(a	)			2,115	(a	)			1,191	(a	)
		794	(c	)			(744)	(c	)			(494)	(c	)
		1,831	(d	)			1,531	(d	)			—

Net loss before non-controlling interest	$(33,375)	7,083			(26,292)	$(47,172)	2,902			(44,270)	$(15,175)	$697			$(14,478)

		4,458	(a	)			2,115	(a	)			1,191	(a	)
		(3,733)	(b	)			(798)	(b	)			(1,976)	(b	)
		794	(c	)			(744)	(c	)			(494)	(c	)
		1,831	(d	)			1,531	(d	)			—

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(52,994)	3,350			(49,644)	$(56,650)	2,104			(54,546)	$(47,965)	$(1,279)			(49,244)

Diluted net loss per ADS attributable to Sohu.com Limited	$(1.35)				(1.27)	$(1.44)				(1.39)	$(1.23)				(1.27)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,244				39,244	39,236				39,236	38,927				38,927

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.